SunAmerica Focused Series, Inc.  N-SAR Responses


SUB ITEM 77D: Policies with respect to security investments

1.	On December 10, 2007 the Board of Directors (the Board) of SunAmerica
Focused Series, Inc. (the Fund) approved a policy change in the Focused Technology Portfolio (the Portfolio), a series of the Fund, to provide for portfolio management solely by AIG SunAmerica Asset Management Corp.
(AIG SunAmerica) in lieu of the Portfolios current multi-manager strategy, to become effective on February 1, 2008. The Board also approved a change in the number of securities the Portfolio is permitted to hold, effective February 1, 2008, from a total of up to 60 securities to between 30 and 50 securities.

2.	On February 21, 2008, the Board of the Fund approved the
following changes to the Focused Asset Allocation Strategies (the
Strategy Portfolios), which are series of the Fund:

-	the principal investment techniques of the Balanced Strategy
Portfolio, Fixed Income Strategy Portfolio and Fixed Income and Equity Strategy Portfolio were amended so that the SunAmerica Senior Floating Rate Fund, Inc. (SRF) can serve as an underlying fund in these Strategy Portfolios

-	a non-principal investment technique of the Equity Strategy
Portfolio and Multi-Asset Strategy Portfolio was amended so that SRF can serve as an underlying fund in these Strategy Portfolios

-	a non-principal investment technique of all of the Strategy
Portfolios was amended so that the SunAmerica Money Market Fund, Inc. can serve as an underlying fund in these Portfolios and

-	a non-principal investment technique of all of the Strategy
Portfolios was amended so that the Strategy Portfolios can invest in any other affiliated SunAmerica funds